FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

Nidec Sankyo Revises Financial Forecasts Downward for the Year Ending March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 1, 2007, in Kyoto, Japan

Nidec Sankyo Revises Financial Forecasts Downward

for the Year Ending March 31, 2007

Nidec Corporation announced today that Nidec Sankyo Corporation (the “Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7757), has revised downward its consolidated financial forecasts for the year ending March 31, 2007 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2007.

(From April 1, 2006 to March 31, 2007)					(Yen in millions)
	For the year ending March 31, 2007				For the year ended March 31, 2006
	Previous forecast (April 25, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	125,000	110,000	15,000	12.0%	121,994
Operating income	13,000	9,000	4,000	30.8%	12,151
Recurring income	12,500	10,000	2,500	20.0%	14,901
Net income	10,000	9,000	1,000	10.0%	12,672

2. Reasons for revision

The Company lowered its fiscal 2006 sales and earnings forecasts for reasons including postponed delivery of LCD transfer robots at the customers’ request, a sharp decline in demand for motors used in audio and video devices, and a significant cost increase associated with the launch of new products including lenses and actuators.

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